# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Riverview Bancorp Inc., CIK 0001041368
CUSIP: 769397100
Title of class of securities: Common Stock, par value $0.01
Address of issuer's principal executive offices: 900 WASHINGTON STREET, SUITE 900, VANCOUVER, Washington (WA), 98660
Date of event which requires filing of this statement: 06/05/2025
Amends the filing with accession number 0001013594-24-000674
Filed by CIK 0001282683
Persons authorized to receive notices and communications: David Nierenberg, The D3 Family Funds, 19605 NE 8th Street, Camas, Washington (WA), 98607, (360) 604-8600; Christopher P. Davis, Kleinberg, Kaplan, Wolff & Cohen, P.C., 500 Fifth Avenue, New York, New York (NY), 10110, (212) 986-6000

## Reporting persons
- Nierenberg Investment Management Company, Inc. (CIK 0001282683): type of reporting person: corporation (CO); citizenship or place of organization: Washington (WA); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 1,821,157; sole dispositive power 0; shared dispositive power 1,821,157; aggregate amount beneficially owned 1,821,157 (8.7% of the class)
- D3 Family Fund, LP (CIK 0001282685): type of reporting person: partnership (PN); citizenship or place of organization: Washington (WA); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 654,183; sole dispositive power 0; shared dispositive power 654,183; aggregate amount beneficially owned 654,183 (3.1% of the class)
- D3 Family Bulldog Fund, LP (CIK 0001365745): type of reporting person: partnership (PN); citizenship or place of organization: Washington (WA); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 1,085,829; sole dispositive power 0; shared dispositive power 1,085,829; aggregate amount beneficially owned 1,085,829 (5.2% of the class)
- HAREDALE LTD (CIK 0001770705): type of reporting person: corporation (CO); citizenship or place of organization: Bahamas (C5); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 81,145; sole dispositive power 0; shared dispositive power 81,145; aggregate amount beneficially owned 81,145 (1% of the class)
- David Nierenberg (CIK 0001040899): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF); sole voting power 50,135; shared voting power 1,834,157; sole dispositive power 50,135; shared dispositive power 1,834,127; aggregate amount beneficially owned 1,884,292 (9% of the class)
  Comment: Comment for 8,10 and 11: See Note to Item 5 below.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01
Name of issuer: Riverview Bancorp Inc.
Address of issuer's principal executive offices: 900 WASHINGTON STREET, SUITE 900, VANCOUVER, Washington (WA), 98660
Comment: The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (the "Amendment No. 3"). This Amendment No. 3 amends the Schedule 13D as specifically set forth herein

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The total amount of funds used by the Reporting Persons to make all purchases of Shares beneficially owned by the Reporting Persons, as reported in Item 5(a,b) was approximately $8,494,143. The source of funds for purchases of Shares by each of the Reporting Persons is the working capital of the applicable D3 Family Fund and the Managed Account.

## Item 4. Purpose of Transaction
Purpose of transaction: We are encouraged by six recent insider purchases.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:
The aggregate percentage of Shares reported owned by each person named herein is based upon 20,976,200 Shares outstanding as of February 13, 2025, which is the total number of Shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on February 12, 2025.
As of the close of business on the date hereof, the Family Fund individually beneficially owned 654,183 Shares, constituting approximately 3.1% of all of the outstanding Shares.
As of the close of business on the date hereof, the Bulldog Fund individually beneficially owned 1,085,829 Shares, constituting approximately 5.2% of all of the outstanding Shares.
As of the close of business on the date hereof, the Managed Account individually beneficially owned 81,145 Shares, constituting less than 1% of all of the outstanding Shares.
By virtue of its relationships with each of the Family Fund, the Bulldog Fund and the Managed Account discussed in further detail in Item 2, NIMCO may be deemed to be the beneficial owner of the 1,819,995 Shares beneficially owned in the aggregate by the Family Fund, the Bulldog Fund and the Managed Account, constituting approximately 8.7% of all of the outstanding Shares.
Note 1: By virtue of his relationship with NIMCO discussed in further detail in Item 2, the Shares that he holds in his personal capacity and the 13,000 Shares held in an inherited IRA for the benefit of Mr. Nierenberg's spouse (the "Inherited IRA"), Mr. Nierenberg may be deemed to be the beneficial owner of the 1,834,157 Shares beneficially owned by NIMCO, those held in his personal capacity and those held in the Inherited IRA, constituting approximately 9.0% of all of the outstanding Shares.
The Reporting Persons, in the aggregate, beneficially own 1,884,292 Shares, constituting approximately 9.0% of the outstanding Shares.
Number of shares as to which each person has sole or shared power to vote or dispose:
The Family Fund, NIMCO and Mr. Nierenberg have shared power (i) to vote or direct the vote of, and (ii) to dispose or direct the disposition of, the 654,183 Shares held by the Family Fund.
The Bulldog Fund, NIMCO and Mr. Nierenberg have shared power (i) to vote or direct the vote of, and (ii) to dispose or direct the disposition of, the 1,085,829 Shares held by the Bulldog Fund.
The Managed Account, NIMCO and Mr. Nierenberg have shared power (i) to vote or direct the vote of, and (ii) to dispose or direct the disposition of, the 81,145 Shares held by the Managed Account.
Mr. Nierenberg has sole power (i) to vote or direct the vote of, and (ii) to dispose or direct the disposition of, the 50,135 Shares held by him directly.
Mr. Nierenberg does not believe that he has shared power to (i) to vote or direct the vote of, and (ii) to dispose or direct the disposition of, the 13,000 Shares held by the Inherited IRA, but has included the Shares held by the Inherited IRA out of an abundance of caution.
Transactions in the class effected during the past sixty days: During the past sixty (60) days, the Reporting Persons have not entered into any transactions in the Shares except as set forth on Schedule 1 hereto.
Other persons with the right to receive dividends or sale proceeds: No Person other than the Reporting Persons has the right to receive or the power to direct the receipt of distributions or dividends from, or the proceeds from the transfer of, the reported securities.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not Applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibit:
1 - Transactions in the Securities

## Signatures
- Nierenberg Investment Management Company, Inc.: /s/ David Nierenberg, David Nierenberg, President, Nierenberg Investment Management Company, Inc. (06/09/2025)
- D3 Family Fund, LP: /s/ David Nierenberg, David Nierenberg, President, D3 Family Fund, LP (06/09/2025)
- D3 Family Bulldog Fund, LP: /s/ David Nierenberg, David Nierenberg, President, D3 Family Bulldog Fund, LP (06/09/2025)
- HAREDALE LTD: /s/ David Nierenberg, David Nierenberg, President, Nierenberg Investment Management Company, Inc., the Investment Manager of HAREDALE LTD (06/09/2025)
- David Nierenberg: /s/David Nierenberg, David Nierenberg (06/09/2025)